Exhibit 99.1

SHARE SALE AND PURCHASE AGREEMENT

by and among

First Winner Management Limited;

Kids IT Education Inc.;

Tarena Hong Kong Limited;

and

TCTM Kids IT Education Inc.

Dated as of July 22, 2025

Page

SECTION 1. Description of Transaction	1

1.1 Purchase and Sale	1
1.2 Closing	1
1.3 Closing Payments	2
1.4 Further Action	2

SECTION 2. Representations and Warranties of the Targets	2

2.1 Authority; Binding Nature of Agreement	2
2.2 Subsidiaries; Due Incorporation; Etc	2
2.3 Non-Contravention; Consents	3
2.4 Legal Proceedings; Orders	3

SECTION 3. Representations and Warranties of the Seller	3

3.1 Authority; Binding Nature of Agreement	3
3.3 Non-Contravention	3
3.4 Title to Securities	4
3.5 Legal Proceedings	4

SECTION 4. Representations and Warranties of Buyer	4

4.1 Due Incorporation; Subsidiaries	4
4.2 Authority; Binding Nature of Agreement	4
4.3 Non-Contravention; Consents	4
4.4 Litigation	5
4.5 No Vote Required	5
4.6 Financing	5

SECTION 5. Certain Covenants of the Targets	5

5.1 Access	5
5.2 Conduct of the Business of the Targets	5
5.3 No Solicitation	7

SECTION 6. Additional Covenants of the Parties	8

6.1 Disclosure	8
6.2 Notification of Certain Events	8
6.3 Mutual Waiver and Release of Intercompany Balances	8

i

(Continued)

Page

SECTION 7. Conditions Precedent to Obligations of Buyer	9

7.1 Accuracy of Representations and Warranties	9
7.2 Performance of Covenants	9
7.3 No Restraints	9
7.4 No Governmental Litigation	9
7.5 Material Adverse Effect	9

SECTION 8. Conditions Precedent to Obligation of the Targets	10

8.1 Accuracy of Representations and Warranties	10
8.2 Performance of Covenants	10
8.3 No Restraints	10
8.4 No Governmental Litigation	10
8.5 Closing Certificate	10

SECTION 9. Termination	10

9.1 Termination	10
9.2 Effect of Termination	11

SECTION 10. Miscellaneous Provisions	11

10.1 No Recourse; Non-Survival of Representations, Warranties and Covenants	11
10.2 Amendment	12
10.3 Expenses	12
10.4 Waiver	12
10.5 Entire Agreement; Counterparts	12
10.6 Applicable Law; Jurisdiction	13
10.7 Attorneys’ Fees	13
10.8 Assignability	13
10.9 Third Party Beneficiaries	13
10.10 Notices	14
10.11 Severability	14
10.12 No Implied Representations; Non-Reliance	15
10.13 Specific Performance	16
10.14 Construction	16
10.15 Disclosure Schedule	17

ii

(Continued)

Exhibits

Exhibit A     -     Definitions

Exhibit B     -     Account Information of Seller

iii

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (as may be amended from time to time, this “Agreement”) is made and entered into as of July 22, 2025, by and among: First Winner Management Limited, a British Virgin Islands corporation (“Buyer”); Kids IT Education Inc., a Cayman Islands exempted company (“TCTM”); Tarena Hong Kong Limited, a limited liability company incorporated in Hong Kong (“Tarena,” together with TCTM, the “Targets”) and TCTM Kids IT Education Inc., a Cayman Islands exempted company (“Seller”) (together with the Buyer and Targets, the “Parties” and each, a “Party”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.            The Seller owns 100% of the outstanding shares of TCTM Share and Tarena Share.

B.            Upon the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from the Seller, and the Seller desires to sell to Buyer, all of the TCTM Share and Tarena Share.

C.            The respective boards of directors of Buyer and the Targets have approved this Agreement and the consummation of the transactions contemplated hereby.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.    Description of Transaction

1.1          Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, (a) at the Closing, Buyer shall purchase from Seller, and Seller shall sell, assign, convey and transfer to Buyer, all the TCTM Share and Tarena Share owned by Seller, free and clear of any Liens (other than any Liens created by Buyer), restrictions on transfer (other than any restrictions under the Securities Act and applicable state securities laws), options, warrants, calls, commitments, proxies or other contract rights and (b) in consideration of the sale of the TCTM Share and Tarena Share, on the Closing Date, Buyer shall make the payments set forth in Section 1.3 and shall make the other payments required under this Agreement at the times, upon the terms and subject to the conditions set forth herein.

1.2           Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange of closing deliveries on a date to be designated by the Seller (the “Closing Date”), which shall be no later than the second Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 and Section 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

1.3           Closing Payments. On the Closing Date, Buyer will make, or cause to be made, the payment of the Purchase Price in cash to Seller or any person(s) designated by Seller, by wire transfer of immediately available funds. The account information of Seller is set forth on Exhibit B.

1.4          Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of the Targets after Closing and Buyer shall take such action, so long as such action is not inconsistent with this Agreement.

SECTION 2.    Representations and Warranties of the Targets

The Targets represent and warrant to Buyer, as follows:

2.1          Authority; Binding Nature of Agreement. The Targets have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. As of the date of this Agreement, the Board of Directors of each of the Targets (at a meeting duly called and held) has (a) determined that the transactions contemplated by this Agreement are advisable and fair and in the best interests of each of the Targets and their respective shareholders, (b) authorized and approved the execution, delivery and performance of this Agreement by the Targets and approved the transactions contemplated by this Agreement, and (c) recommended the adoption of this Agreement by Seller and directed that this Agreement be submitted for consideration by Seller for execution by Seller. This Agreement constitutes the legal, valid and binding obligation of the Targets, enforceable against the Targets in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.2          Subsidiaries; Due Incorporation; Etc.

(a)            TCTM is a corporation duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Tarena is a corporation duly incorporated, validly existing and in good standing under the laws of Hong Kong. The Targets have all necessary corporate power and authority to conduct their business in the manner in which their businesses are currently being conducted.

(b)            The Targets are qualified to do business as a foreign corporation, and are in good standing, under the laws of all states where the nature of their businesses requires such qualification, except where the failure to be so qualified or in such good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)            All of the issued and outstanding shares of capital share or other equity securities of the Targets’ Subsidiaries are directly or indirectly owned by the Targets, free and clear of all Liens, other than Permitted Encumbrances. The Subsidiaries of the Targets are validly existing and in good standing under the laws of their jurisdiction of formation and are qualified to do business as a foreign entity in each jurisdiction in which the failure to be so qualified would have a Company Material Adverse Effect. The Subsidiaries set forth in Section 2.2 of the Disclosure Schedule are the only Subsidiaries of the Company and has all requisite power and authority necessary to own and operate its assets and to carry on its businesses as presently conducted, except where the failure to have such power and authority would not have a Company Material Adverse Effect.

2.3           Non-Contravention; Consents. Except for violations and defaults that would not have a Company Material Adverse Effect, the execution and delivery of this Agreement by the Targets and the consummation by the Targets of the transactions contemplated by this Agreement will not cause a: (a) violation of any of the provisions of the Target Charter or bylaws of the Targets; (b) violation by any Acquired Company of any Law applicable to such Acquired Company; or (c) default (or an event that, with or without notice or lapse of time or both would constitute a default) on the part of any Acquired Company under, or give to others any rights of termination, cancellation or acceleration of any material obligations of the Acquired Companies, or result in the creation of a Lien on any of the properties or assets of the Acquired Companies (other than a Permitted Encumbrance) pursuant to, any Material Contract. Except as may be required by the HSR Act or other Antitrust Law or governmental regulation, no Acquired Company is required to obtain any Consent from any Governmental Entity or party to a Material Contract at any time prior to the Closing as a result of the execution and delivery of this Agreement or the consummation by the Company of the Closing.

2.4          Legal Proceedings; Orders. As of the date of this Agreement, there is no pending Legal Proceeding, and, to the Targets’ knowledge, no Person has threatened to commence any Legal Proceeding: (a) that involves the Acquired Companies or any of the assets owned or used by the Acquired Companies or any Person whose liability the Acquired Companies have retained or assumed, either contractually or by operation of law; or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions. As of the date hereof, there is no order, writ, injunction, judgment or decree to which the Acquired Companies or any of the assets owned or used by the Acquired Companies is subject.

SECTION 3.    Representations and Warranties of the Seller

Seller represents and warrants to Buyer, except as set forth in the Disclosure Schedule, as follows:

3.1          Authority; Binding Nature of Agreement. Seller has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement, and the execution, delivery and performance by Seller of this Agreement has been duly executed by Seller. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3          Non-Contravention. The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated by this Agreement will not: (a)  cause a violation by Seller of any Law applicable to Seller or (b) cause a default on the part of Seller under any material contract to which Seller is bound, except for defaults that would not have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

3.4          Title to Securities. Seller holds of record and owns beneficially the TCTM Share and Tanera Share, in each case free and clear of any Liens (other than Permitted Encumbrances or Liens created by the Buyer). Seller is not a party to any option, warrant, contract, call, put or other agreement or commitment providing for the disposition or acquisition of TCTM Share and Tarena Share (other than this Agreement). Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of TCTM Share or Tarena Share.

3.5           Legal Proceedings. There are no Legal Proceedings pending or, to Seller’s knowledge, threatened against or affecting Seller before any Governmental Entity that seeks to restrain, prevent, enjoin or materially delay the Transactions.

SECTION 4.    Representations and Warranties of Buyer

Buyer represents and warrants to the Targets and Seller as follows:

4.1          Due Incorporation; Subsidiaries. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of British Virgin Islands.

4.2          Authority; Binding Nature of Agreement. Buyer has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement and the other Transaction Documents to which Buyer is party, and the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which Buyer is party has been duly authorized by all necessary action on the part of Buyer and its boards of directors. No other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or any Transaction Documents or to consummate the Transactions. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3          Non-Contravention; Consents. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated by this Agreement will not: (a) conflict with or cause a violation of any of the provisions of the certificate of incorporation or bylaws of Buyer (b) conflict with or cause a violation by Buyer of any Law applicable to Buyer or (c) result in any breach, or constitute a default under, any material contract of Buyer, in each case, except for any such conflicts, violations, breaches or defaults that do not, individually or in the aggregate, materially impair the ability of the Buyer to consummate, or prevent or materially delay, the Transactions or would reasonably be expected to do so. Except as may be required by the HSR Act or other Antitrust Law or governmental regulation, Buyer is not required to obtain any Consent from any Governmental Entity or party to a material contract of Buyer at any time prior to the Closing in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

4.4          Litigation. As of the date of this Agreement, there is no Legal Proceeding pending (or, to the knowledge of Buyer, being threatened) against Buyer challenging, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

4.5          No Vote Required. No vote or other action of the shareholders of Buyer is required by applicable Law, the certificate of incorporation or bylaws (or similar charter or organizational documents) of Buyer or otherwise in order for Buyer to consummate the Closing and the transactions contemplated by this Agreement.

4.6          Financing. Buyer has and, from and after the Closing, will have, sufficient cash, available lines of credit or other sources of immediately available funds on hand (without restrictions on drawdown that would delay payment of the Purchase Price) to consummate the transactions contemplated by this Agreement, including the payment of all amounts payable by or on behalf of Buyer hereunder or otherwise as a result of the Transactions.

SECTION 5.    Certain Covenants of the Targets

5.1          Access. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), and upon reasonable advance notice to the Targets, the Targets shall provide Buyer and Buyer’s Representatives with reasonable access during normal business hours to the Acquired Companies’ personnel, facilities and existing books and records for the purpose of enabling Buyer to verify the accuracy of the Targets’ representations and warranties contained in this Agreement; provided, that any such access shall be conducted at Buyer’s sole cost and expense, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby in accordance with the terms hereof and not to interfere with the normal operation of the business of the Acquired Companies. Nothing herein shall require the Acquired Companies to disclose any information to Buyer, its Affiliates or Representatives if such disclosure would, in the Targets’ sole and absolute discretion (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which any Acquired Company is a party).

5.2          Conduct of the Business of the Targets. During the Pre-Closing Period, except (w) as set forth in Part 5.2 of the Disclosure Schedule, (x) to comply with the Acquired Companies’ obligations under this Agreement or as otherwise contemplated under this Agreement, (y) as necessary to ensure that each Acquired Company complies with applicable Laws and contractual obligations, or (z) with Buyer’s consent (which shall not be unreasonably withheld, conditioned or delayed): (i) the Acquired Companies shall use commercially reasonable efforts to (A) carry on its ordinary course of business, (B) preserve substantially intact their present business organization, and (C) preserve their material relationships with suppliers, distributors, licensors, licensees and others to whom the Acquired Companies have contractual obligations; and (ii) except as set forth in Part 5.2 of the Disclosure Schedule, the Targets shall not (and shall cause a Target Subsidiary not to):

(a)            amend the Target Charter, bylaws of the Targets and other charter and organizational documents of each of the Targets’ Subsidiaries;

(b)            split, combine or reclassify any of its capital share or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital share;

(c)            issue any shares of TCTM Share, Tarena Share or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(d)            enter into or adopt any plan or agreement of complete or partial liquidation or dissolution, or file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of Indebtedness in bankruptcy or other similar Laws now or hereafter in effect;

(e)            incur any indebtedness for borrowed money (other than borrowings under existing lines of credit, letters of credit or similar arrangements issued for the benefit of suppliers or manufacturers), or guarantee any such indebtedness, or issue or sell any debt securities or guarantee any debt securities of others;

(f)            make any capital expenditures, capital additions or capital improvements, in excess of $100,000 in the aggregate per month, for each full or partial calendar month in the Pre-Closing Period (other than in accordance with the budget for capital expenditures previously made available to Buyer);

(g)            knowingly waive any material right of any Acquired Company under any Material Contract;

(h)            acquire or agree to acquire by merging with, or by purchasing a material portion of the share or assets of, or by any other manner, any business or any entity;

(i)            sell or otherwise dispose of, lease or exclusively license any properties or assets of the Acquired Company which are material to the Acquired Company;

(j)            enter into any Material Contract, amend in any material respect any Material Contract or terminate any Material Contract, in each case other than in the ordinary course of business consistent with past practice; and provided that if a Material Contract is in furtherance of an action that is expressly permitted by other subsections of this Section 5.2(a) (e.g. capital expenditures within the limits permitted under subclause (f) above) or such action is expressly set forth in Part 5.2(b) of the Disclosure Schedule, then such Material Contract (or any amendment or modification to any such existing Material Contract) shall not be prohibited by this clause (j);

(k)            make or change any material election in respect of Taxes, change any accounting method in respect of Taxes, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes (other than pursuant to customary extensions of the due date for filing Tax Returns obtained in the ordinary course of business of no more than seven months);

(l)            (i) adopt, establish, enter into, amend or terminate any plan, agreement, program, policy, trust, fund or other arrangement that would have any material liability if it were in existence as of the date of this Agreement (except for amendments determined by the Targets in good faith to be required to comply with applicable Law), (ii) materially increase the compensation or fringe benefits of, or grant any material bonus to, any current employee, director or officer of any Acquired Company other than in the ordinary course of business consistent with past practice, (iii) grant any severance or termination pay to any current director, officer or employee of any Acquired Company (provided, that the Acquired Companies may make severance or termination payments to employees in accordance with the terms of agreements between the Acquired Companies and such employees in effect on the date of this Agreement or in the ordinary course of business), or (iv) terminate the employment of any senior executive other than for cause;

(m)           waive, release, assign, compromise, commence, settle or agree to settle any Legal Proceeding, other than waivers, releases, compromises or settlements in the ordinary course of business consistent with past practice that (i) involve only the payment of monetary damages not in excess of $20,000 individually or $100,000 in the aggregate and (ii) do not include the imposition of equitable relief on, or the admission of wrongdoing by, any Acquired Company; or

(n)            agree or commit to take any of the actions described in clauses “(a)” through “(m)” of this Section 5.2.

Nothing herein shall require the Targets to obtain consent from Buyer to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, including Antitrust Law. Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall give to Buyer, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Closing Date, and prior to the Closing Date, each of Buyer and the Targets shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.

5.3          No Solicitation.

(a)            During the Pre-Closing Period, the Targets shall not, nor shall it authorize or instruct any of its Representatives retained by it to (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal by any Person or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action intended to facilitate the making of any inquiry or proposal to any Acquired Company that constitutes any Takeover Proposal by any Person.

(b)            Neither the Board of Directors of the Targets nor any committee thereof shall (i) withdraw or modify in a manner materially adverse to Buyer, the approval or recommendation by such Board of Directors or any such committee of this Agreement or the transactions contemplated hereby, (ii) approve or recommend any Takeover Proposal or (iii) cause the Targets to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to any Takeover Proposal.

(c)            In addition to the obligations of the Targets set forth in paragraphs (a) and (b) of this Section 5.3, the Targets promptly (and in all events within three (3) Business Days) shall notify the Buyer of the material terms of any Takeover Proposal received by the Targets.

SECTION 6.    Additional Covenants of the Parties

6.1          Disclosure. During the Pre-Closing Period each of the Targets and Buyer shall not, and shall cause each of its respective Affiliates and Representatives not to, issue any press release or disclose or make any public statement regarding this Agreement or the Transactions, without the prior written consent of the other party.

6.2          Notification of Certain Events.

(a)            During the Pre-Closing Period, the Targets shall promptly notify Buyer of, and furnish Buyer with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to the obligations of Buyer to consummate the Transactions set forth in Section 7 not to be satisfied. The Targets’ satisfaction of their obligations in the foregoing sentence shall not relieve the Targets of any of their other obligations under this Agreement.

(b)            During the Pre-Closing Period, Buyer shall promptly notify the Targets of, and furnish the Targets with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to the obligations of the Targets to consummate the Transactions set forth in Section 8 not to be satisfied. Buyer’s satisfaction of its obligations in the foregoing sentence shall not relieve Buyer of any of its other obligations under this Agreement.

6.3          Mutual Waiver and Release of Intercompany Balances.

(a)            Effective as of the Closing, each of the Seller and the Targets, on behalf of themselves and their respective Affiliates, hereby irrevocably waives, releases, and discharges any and all intercompany receivables, payables, loans, advances, and other intercompany balances or claims (whether recorded or unrecorded, whether contingent, accrued or otherwise) that exist as of the Closing between the Seller (and its Affiliates) and any of the Targets (and their respective Affiliates). Each of the Seller and the Targets further agrees to cause all such balances to be eliminated or written off from their respective books and records, and to take all necessary actions to reflect such waiver and elimination for accounting and financial reporting purposes.

(b)            For the avoidance of doubt, no amount shall be payable by either the Seller or any of the Targets (or their respective Affiliates) to the other (or its Affiliates) in respect of any such intercompany balances after the Closing.

SECTION 7.    Conditions Precedent to Obligations of Buyer

The obligations of Buyer to effect the Closing and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Buyer), at or prior to the Closing, of each of the following conditions:

7.1          Accuracy of Representations and Warranties. The representations and warranties of the Targets set forth in Section 2 and the Seller set forth in Section 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

7.2          Performance of Covenants. The Targets shall have performed and complied with, in all material respects, all of their covenants contained in this Agreement at or before the Closing (to the extent that such covenants require performance by the Targets at or before the Closing).

7.3          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by this Agreement by Buyer shall have been issued by any court of competent jurisdiction or other Governmental Entity and remain in effect, and no material Law shall have been enacted since the date of this Agreement that makes consummation of the transactions contemplated by this Agreement by Buyer illegal, except where the contravention of any such order or Law is not reasonably likely to result in material harm to the Buyer.

7.4          No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding seeking to restrain or prohibit the Closing that has been commenced by a Governmental Entity.

7.5          Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

SECTION 8.    Conditions Precedent to Obligation of the Targets

The obligation of the Targets to effect the Closing and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Targets), at or prior to the Closing, of the following conditions:

8.1          Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in Section 4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

8.2          Performance of Covenants. Buyer shall have performed and complied with, in all material respects, all of its covenants contained in this Agreement at or before the Closing (to the extent that such covenants require performance by Buyer at or before the Closing).

8.3          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transactions by the Targets shall have been issued by any court of competent jurisdiction and remain in effect, and no material Law shall have been enacted since the date of this Agreement that makes consummation of the Transactions by the Targets illegal.

8.4          No Governmental Litigation. There shall not be pending before any court of competent jurisdiction any lawsuit or other Legal Proceeding seeking to restrain or prohibit the Transactions that has been commenced by a Governmental Entity.

8.5          Closing Certificate. An authorized officer of Buyer shall have delivered to Targets a certificate to the effect that each of the conditions specified above in Sections 8.1 and 8.2 is satisfied in all respects.

SECTION 9.    Termination

9.1          Termination. This Agreement may be terminated prior to the Closing:

(a)            by mutual written consent of Buyer and Targets;

(b)            by either Buyer or Targets if the Closing shall not have occurred by the End Date; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Closing by the End Date is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Closing;

(c)            by either Buyer or Targets if a court of competent jurisdiction shall have issued a final and nonappealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if such party did not use commercially reasonable efforts to have such order vacated prior to its becoming final and nonappealable;

(d)            by Buyer, if Targets shall have materially breached or materially failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by the Targets of written notice of such material breach or failure to perform; or

(e)            by Targets, if Buyer shall have materially breached or materially failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which material breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2 and (ii) cannot be or has not been cured within 30 calendar days following receipt by Buyer of written notice of such material breach or failure to perform.

9.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, that this Section 9.2 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect.

SECTION 10.    Miscellaneous Provisions

10.1        No Recourse; Non-Survival of Representations, Warranties and Covenants.

(a)            All representations and warranties and all covenants and obligations of the Targets and Seller set forth in this Agreement (other than those covenants and agreements that by their terms apply or are to be performed in whole or in part (but only to the extent of such part) at or after the Closing (collectively, the “Post-Closing Covenants”)) shall terminate at the Closing (the “Expiration Date”) and it is the intention of the parties hereto, to the extent permitted by applicable Law, that the Expiration Date supersede any applicable statutes of limitations with respect to such representations, warranties and covenants, provided, that nothing herein shall relieve any Person from any liability or damages resulting from such Person’s Fraud (it being understood that no Person shall be liable for any Fraud committed by any other Person) and (ii) each Post-Closing Covenant shall survive until such covenant is performed or otherwise expires in accordance with its terms.

(b)            Buyer (on behalf of itself, its Affiliates (including, from and after the Closing, the Acquired Companies) and its and its Affiliates’ Representatives, collectively, the “Buyer Parties” and each, a “Buyer Party”) hereby waives, from and after the Closing, any and all rights, claims and causes of action which any Buyer Party may have against any of the Seller, its Affiliates or any of its or its Affiliates’ Representatives (collectively, the “Seller Parties”) arising out of, relating to or otherwise resulting from the Transactions; provided, however, that such waiver shall not limit the liability of any Seller for any Fraud committed by such Person. Buyer (on behalf of the Buyer Parties) agrees that, from and after the Closing, under no circumstances will the Seller Parties have any liability or responsibility to any of the Buyer Parties for any losses or other liabilities relating to or arising from any actual or alleged breach of any representation or warranty or any covenant or agreement to have been performed prior to the Closing set forth in this Agreement (or any Exhibit, Schedule or certificate delivered hereunder), including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations or warranties or covenants or obligations set forth in this Agreement that are to be performed prior to the Closing, any certificate, instrument, opinion or other documents delivered hereunder, the ownership, operation, management, use or control of the business of the Acquired Companies prior to the Closing, any of their respective assets, or any actions or omissions at or prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, except for any claim of Fraud with respect to the representations and warranties in Section 2 or Section 3 of this Agreement. From and after the Closing, the Buyer Parties shall have no recourse of any kind to the Seller Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any Seller Parties, or the business, in each case prior to the Closing; except for any claim of Fraud with respect to the representations and warranties in Section 2 or Section 3 of this Agreement.

10.2        Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of the Targets and Buyer (prior to the Closing) or Buyer and the Seller (after the Closing).

10.3        Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Transactions are consummated, except that (a) filing fees payable under or pursuant to the HSR Act (and any other Antitrust Law or government regulation) shall be paid by Buyer and (b) all fees and expenses of the Escrow Agent shall be paid by Buyer.

10.4         Waiver.

(a)            No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)            No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.5        Entire Agreement; Counterparts. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Agreement may be executed by facsimile or electronic transmission, each of which shall be deemed an original.

10.6        Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in New York; (b) if any such action is commenced in a state court, then, subject to applicable Law, no party shall object to the removal of such action to any federal court located in New York; and (c) each of the parties irrevocably waives the right to trial by jury.

10.7        Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.8        Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, that, neither this Agreement nor any of the rights hereunder may be assigned (whether by merger, consolidation, sale or otherwise) by the Targets (prior to the Closing) or Buyer without the prior written consent of the other party, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect (except that Buyer may assign this Agreement or any such rights to an Affiliate without the prior written consent of the Targets (prior to the Closing) or the Seller (at or after the Closing).

10.9        Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10      Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission (provided, no “bounce back” or similar message of non-delivery is received with respect thereto), or (c) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

if to Buyer:

First Winner Management Limited
[***]
Tel: [***]

Attention: Bin Lin
Email: firstwinner@126.com

if to TCTM (prior to Closing):

Attention: Shaoyun Han
Email: [***]

if to Tarena (prior to Closing):

Attention: Shaoyun Han
Email: [***]

or Seller (after the Closing):

TCTM Kids IT Education Inc.
[***]

Tel: +86 10-6213 5687
Attention: Heng Wang
Email: [***]

10.11      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.12      No Implied Representations; Non-Reliance. The parties acknowledge that, except as expressly provided in Section 2, Section 3, and Section 4, none of the parties hereto has made or is making any representations or warranties whatsoever, implied or otherwise. Buyer hereby acknowledges and agrees that:

(a)            Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Acquired Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Acquired Companies for such purpose. Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby, Buyer has relied solely upon its own investigation and the express representations and warranties of the Targets set forth in Section 2 of this Agreement and the Seller set forth in Section 3 of this Agreement (in each case, including, and subject to, the related portions of the Disclosure Schedules) and disclaims reliance on any other representations and warranties of any kind or nature express or implied (including, but not limited to, any relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Acquired Companies); and (ii) none of Seller, the Targets or any other Person has made any representation or warranty as to the Seller, the Acquired Companies or the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to Buyer and its Representatives, except as expressly set forth in Section 2 or, with respect to representations of Seller, Section 3 of this Agreement (including, and subject to, the related portions of the Disclosure Schedules).

(b)            In connection with the due diligence investigation of the Acquired Companies by Buyer and its Affiliates, shareholders and/or Representatives, Buyer and its Affiliates, shareholders and Representatives have received and may continue to receive after the date hereof from the Targets and its Affiliates, shareholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Companies and its businesses and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Buyer will have no claim against any of the Targets, or any of its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, Buyer hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 2 of this Agreement (including, and subject to, the related portions of the Disclosure Schedules) with respect to the Company, and Section 3 of this Agreement with respect to the Seller, neither the Targets, nor any of its Affiliates, shareholders, directors, officers, employees, consultants, agents, representatives or advisors has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans.

10.13      Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.6 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or at law or in equity and (b) the right of specific performance is an integral part of the Transactions and without that right, none of the Targets, Seller or Buyer would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of Seller to cause Buyer to purchase the shares of TCTM Share or Tanera Share owned by Seller, and to consummate the other Transactions, on the terms and subject to the conditions set forth in this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.13 shall not be required to provide any bond or other security in connection with any such order or injunction.

10.14      Construction.

(a)            For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)            The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)            As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)            Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e)            The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.15      Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate Parts corresponding to the subsections of Section 2 and Section 3 of this Agreement. The representations and warranties contained in Section 2 and Section 3 of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Disclosure Schedule corresponding to the particular subsection of Section 2 and Section 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Disclosure Schedule by reference to another part of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Disclosure Schedule to the extent it is reasonably apparent that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or create any covenant. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

[Signature Page Follows]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

First Winner Management Limited

By:	/s/ Bin Lin
Name:	Bin Lin
Title:

Kids IT Education Inc.

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:

Tarena Hong Kong Limited

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang

[signature Page To Share Purchase Agreement]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” shall mean the Targets and each of their Subsidiaries, collectively.

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person (but excluding, with respect to the Target, any trusts that are Seller, which trusts may otherwise be deemed to be “under common control with” the Company).

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Agreement Date” shall mean the date of this Agreement.

“Antitrust Law” shall mean any Law designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and similar foreign competition Laws.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City and Borough of New York or in Omaha, Nebraska.

“Buyer” shall have the meaning set forth in the preamble of this Agreement.

“Closing” shall have the meaning set forth in Section 1.2 of this Agreement.

“Closing Date” shall have the meaning set forth in Section 1.2 of this Agreement.

“Target Charter” shall mean the Targets’ Articles of Incorporation, as in effect as of the date of this Agreement or immediately prior to the Closing, as the case may be.

“Company Material Adverse Effect” shall mean any effect that is materially adverse to the assets, liabilities, financial condition or existing business of the Acquired Companies (taken as a whole); provided, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect: (a) any adverse effect resulting directly or indirectly from general business or economic conditions, except to the extent such general business or economic conditions have a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (b) any adverse effect resulting directly or indirectly from conditions generally affecting any industry or industry sector in which the Acquired Companies operate or compete, except to the extent such adverse effect has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry or industry sector, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (c) any adverse effect resulting from changes in regulatory, legislative or political conditions in the United States or any other country or region in the world, except to the extent such change in regulatory, legislative or political condition has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyber attacks, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, cyber attacks, terrorism or military actions), pandemic or epidemic in any country or region in the world, except to the extent such conditions or actions has a materially disproportionate effect on the Acquired Companies as compared to any of the other companies in the Acquired Companies’ industry or geographies in which the Company operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect; (e) any adverse effect resulting directly or indirectly from the announcement, execution or delivery of the Agreement or the pendency or consummation of the Transactions, including any disruption in (or loss of) supplier, service provider, partner or similar relationships or any loss of employees; (f) any adverse effect resulting directly or indirectly from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof; (g) any adverse effect resulting directly or indirectly from (i) any action taken by the Acquired Companies at Buyer’s direction, (ii) any action referred to in Section 5.2 taken by the Company with Buyer’s consent, (iii) the failure to take any action referred to in Section 5.2 that was not taken by the Company because Buyer withheld its consent; (h) the failure of the Acquired Companies to meet internal expectations or projections; (i) any adverse effect resulting directly or indirectly from any breach by Buyer of any provision of this Agreement or the taking of any other action by Buyer; (j) the availability or cost of equity, debt or other financing to Buyer; or (k) any matter disclosed in the Disclosure Schedule to the extent the effect is reasonably foreseeable from the disclosure therein or the documents referenced therein.

“Company Product” means the products and services currently licensed, sold or distributed by an Acquired Company (excluding any third-party products distributed along with any Acquired Company’s products or services).

“Consent(s)” shall mean any consent, approval or waiver.

“Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company and delivered to Buyer on the date of the Agreement. The contents of each of the contracts and other documents referred to in the Disclosure Schedule shall be deemed to be incorporated and referred to in the Disclosure Schedule as though set forth in full therein.

“End Date” shall mean December 31, 2025, provided, that the Company shall have the right, in its sole discretion, to extend the End Date by up to 60 days if any of the conditions set forth in Section 7 or Section 8 of the Agreement shall not have been satisfied or waived as of such date.

“Entity” shall mean any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint share company), firm or other enterprise, association, organization or entity.

“Fraud” shall mean that a representation or warranty in Article II made by the Company, or Article III made by a Seller, or Article IV made by the Buyer, was in each case made by such Party with intent to deceive the other Party, and that with respect to such representation or warranty (a) there was actual knowledge by the Company (with respect to any such representation or warranty made by the Company), or the Seller (with respect to any such representation or warranty made by the Seller) or the Buyer (with respect to any such representation or warranty made by Buyer), as applicable, that such representation is or was false (as opposed to any fraud claim based on constructive knowledge or reckless misrepresentation or a similar theory); (b) there was an intention to induce such Party to whom such representation or warranty was made to act or refrain from acting; (c) such Party to whom such representation or warranty was made, in justifiable reliance upon such false representation, took or refrained from taking action; and (d) such Party to whom such representation or warranty was made suffered damage by reason of such reliance.

“Governmental Entity” shall mean any national, federal, regional, state, provincial, local, or foreign or other governmental authority or instrumentality, legislative body, court, administrative agency, regulatory body, commission or instrumentality, including any multinational authority having governmental or quasi-governmental powers, or any other industry self-regulatory authority.

“HSR Act” shall mean the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended.

“Indebtedness” shall mean the outstanding principal amount of, and all interest and other amounts accrued in respect of and all amounts payable at retirement of, (a) any indebtedness for borrowed money of the Acquired Companies, (b) any obligation of the Acquired Companies evidenced by bonds, debentures, notes or other similar instruments, (c) any reimbursement obligation of the Company with respect to letters of credit (solely to the extent actually drawn upon), bankers’ acceptances or similar facilities issued for the account of the Acquired Companies, and (d) any obligation of the type referred to in clauses (a) through (c) of another Person the payment of which any Acquired Company has guaranteed or for which any Acquired Company is responsible or liable, directly or indirectly, jointly or severally, as obligor or guarantor, but excluding any capital leases. For the avoidance of doubt, Indebtedness shall not include any Taxes.

“knowledge” shall have the meaning set forth in Section 10.11 of this Agreement.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Entity or any arbitrator or arbitration panel.

“Lien” or “Liens” shall mean all mortgages, encumbrances, security interests, claims, charges or pledges.

“ordinary course of business” means, with respect to the Company, the ordinary course of business consistent with the Company’s past practice; provided, that, deviations from such ordinary course of business consistent with the Company’s past practice shall not be deemed outside the “ordinary course of business” to the extent such deviations were reasonably necessary with respect to actions taken prior to the Agreement Date, or, are reasonably necessary with respect to actions taken after the Agreement Date, in each case, (i) in response to any pandemic to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company, (ii) to respond to third-party supply or service disruptions caused by the pandemic, or (iii) in response to any applicable legal requirement, directive, guideline or recommendation from any Governmental Entity arising out of, or otherwise related to, the pandemic.

“Permitted Encumbrances” shall mean: (a) liens for current Taxes not yet delinquent, that are being contested in good faith by appropriate proceedings, or that are otherwise not material; (b) encumbrances that do not materially impair the ownership or use of the assets to which they relate; (c) liens securing Indebtedness that is reflected on the Targets’ financial statements; (d) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law or governmental regulations; (f) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens; (g) leases or subleases and licenses or sublicenses granted to others in the ordinary course of the Acquired Companies’ business; (h) any right, title or interest of a licensor under a license; (i) easements, reservations, rights-of-way, restrictions, minor defects or irregularities in title and other similar liens affecting real property not interfering in any material respect with the ordinary conduct of the business of the Acquired Companies; (j) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (k) liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; and (l) liens in favor of other financial institutions arising in connection with the Acquired Companies’ deposit accounts or securities accounts held at such institutions to secure customary fees, charges, and the like.

“Person” shall mean any individual, Entity or Governmental Entity.

“Pre-Closing Period” shall have the meaning set forth in Section 5.1 of this Agreement.

“Purchase Price” shall mean $1.

“Representatives” shall mean, with respect to any Person, such Person’s directors, officers or other employees, consultants or other agents including its financial, legal or accounting advisors.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital share entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Takeover Proposal” shall mean any proposal or offer from any Person (other than Buyer or its Affiliates or their respective Representatives) for any acquisition by such Person of a substantial amount of assets of the Acquired Companies (other than an acquisition of assets of the Acquired Companies in the ordinary course of business or as permitted under the terms of this Agreement) having a fair market value (as determined by the Board of Directors of the Company in good faith) in excess of 50% of the fair market value of all the assets of the Acquired Companies immediately prior to such acquisition or more than a 50% interest in the total voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities of the Company or any merger, consolidation, or business combination of the Company with any unaffiliated third party, other than the transactions contemplated by this Agreement.

“Tarena Share” shall mean the ordinary shares of Tarena.

“Target” shall have the meaning set forth in the preamble to this Agreement.

“Tax” or “Taxes” shall mean all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, custom duties or other taxes of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign).

“Tax Return” shall mean any return, statement, report, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with a Governmental Entity with respect to Taxes, including any amendments thereof.

“TCTM Share” shall mean the ordinary shares of TCTM, par value $0.001 per share.

“Transaction Documents” shall mean this Agreement and all other agreements, instruments and certificates expressly contemplated by this Agreement to be executed and delivered by any party in connection with the consummation of the transactions contemplated by this Agreement.

“Transactions” shall mean the transactions contemplated by this Agreement.

Exhibit B

Account Information of Seller

Beneficiary Bank	:	[***]

Beneficiary Bank SWIFT	:	[***]

Beneficiary Bank Name	:	[***]

Beneficiary Bank Address	:	[***]

Beneficiary Name	:	[***]

Beneficiary Account #	:	[***]